Exhibit 99.1

Condensed Interim Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the Three Months Ended January 31, 2013 and 2012

(Unaudited – expressed in U.S.dollars)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business
2.	Going Concern
3.	Basis of Presentation
4.	Summary of Significant Accounting Policies
5.	New Standards and Interpretations Issued but not yet Adopted
6.	Promissory Note Receivable
7.	Deferred Development Costs
8.	Intangible Assets and Patents
9.	Share Capital, Stock Options and Loss per Share
10.	Private Placements, Derivative Warrant Liability and Common Share Purchase Warrants
11.	Bridge Loans
12.	Contributed Surplus
13.	Income Taxes
14.	Expenses
15.	Management Compensation and Related Party Transactions
16.	Commitments
17.	Contingencies
18.	Financial Risk Management
19.	Segmented Information
20.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited expressed in United States dollars)

	January 31,	October 31,
	2013	2012
Assets
Current assets:
Cash	$242,404	$245,029
Deposits and other receivables	131,279	46,062
Promissory note receivable (Note 6)	-	-
	373,683	291,091

Property and equipment, net	5,014	5,787
Deferred development costs (Note 7)	878,908	718,163
Intangible assets, net (Note 8)	111,275	116,113
Patents, net (Note 8)	50,041	49,124
	$1,418,921	$1,180,278

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 11)	$464,295	$442,934
Accounts payable and accrued liabilities	592,615	579,830
Derivative warrant liability (Note 10)	981,794	1,061,544
	$2,038,704	$2,084,308
Shareholders' Equity (Deficiency)
Share capital: (Note 9)
Authorized:
2,000,000 special preference shares, redeemable, voting
Unlimited common shares without par value
Issued and outstanding:
141,791,584 common shares (2012: 136,430,555)	$55,478,543	$54,728,239
Subscription received	20,167	-
Equity component of bridge loans	1,557	1,557
Contributed surplus (Note 12)	26,851,352	26,634,177
Accumulated other comprehensive income (loss)	-	-
Deficit	(82,971,402)	(82,268,003)
	(619,783)	(904,030)

	$1,418,921	$1,180,278

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED INTERIM STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Unaudited expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

	2013	2012

Costs and expenses (income):
Administration	$119,899	$90,362
Professional, other fees and salaries (Note 14)	329,021	324,609
Stock based compensation (Note 9)	168,386	-
Research and development	69,404	386
Travel and entertainment	37,373	25,211
Amortization of property and equipment	773	1,103
Amortization of intangible assets and patents (Note 8)	4,838	4,838
Foreign exchange	(1,130)	(10,106)
Loss from operations	728,564	436,403

Other Expenses
(Gain) loss on revaluation of embedded derivatives	515	-
(Gain) loss on revaluations of derivative warrants liability (Note 10)	(313,001)	(412,076)

Net loss and comprehensive loss	$(416,078)	$(24,327)

Deficit, beginning of period	(82,268,003)	(79,409,976)

Deficit, end of period	$(82,971,402)	$(79,471,503)

Loss per share - basic and diluted	$(0.00)	$(0.00)

Weighted average number of shares	139,140,110	117,393,573

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

	2013	2012

Cash flows from operating activities:
Net loss	$(416,078)	$(24,327)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of patents and intangible assets	4,838	4,838
Amortization of property and equipment	773	1,103
Accretion expense	13,074	680
Stock based compensation	168,386	-
(Decrease) Increase in deposits and other receivables	(85,217)	(35,082)
Decrease in accounts payable and accrued liabilities	12,784	48,835
Gain (loss) on revaluation of derivative warrant liability	(313,001)	(412,076)
(Gain) loss on revaluation of embedded derivatives	515	-
Net cash used in operating activities	(613,926)	(416,029)

Cash flows from investing activities:
Patents	(5,241)	-
Deferred development costs	(156,421)	(101,518)
Net cash used in investing activities	(161,662)	(101,518)

Cash flows from financing activities:
Issue of common shares	745,023	214,478
Subscription received	20,167	-
Bridge loans advances	24,844	395,004
Bridge loan repayments	(17,071)	(112,473)
Net cash provided by financing activities	772,963	497,009

Increase (decrease) in cash	(2,625)	(20,538)

Cash, beginning of period	245,029	44,062

Cash, end of period	$242,404	$23,524

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of Shares	Share capital	Subscription received	Contributed surplus	Equity	Deficit	Total
		(Note 14)		(Note 17)	(Note 16)
Balance as at November 01, 2011 (Note 6)	116,149,718	$51,777,822	$-	$25,984,368	$-	$(79,169,566)	$(1,407,376)

Private placement of units for cash	2,005,022	214,478		-	-	-	214,478
Subscription received					-	-	-
Warrants issued on private placements	-	(71,042)		71,042	-	-	-
Warrants extended	-	-		-	-	-	-
Warrants exercised				37,200		(37,200)	-
Reclassed for warrants exercised							-
Subscription received	-	-		-	-	-	-
Fair value of warrants exercised	-	(942)		(67,466)	-	-	(68,408)
Equity portion of bridge loan	-	-		558	1,537	-	2,095
Net loss and comprehensive loss						(24,327)	(24,327)
Balance at January 31, 2012 (Note 6)	118,154,740	51,920,316	-	26,025,702	1,537	(79,231,093)	(1,283,538)

Balance at November 01, 2012 (Note 6)	136,430,555	54,728,239		26,634,177	1,557	(82,268,003)	(904,030)
							-
Private placement of units for cash	1,967,117	316,373					316,373
Subscription received	-	-	20,167	-	-	-	20,167
Stock based compensation	-	-		168,386	-	-	168,386
Warrants issued on private placement	-	(110,221)		-	-	-	(110,221)
Warrants extended	-	-		92,953	-	(287,321)	(194,368)
Warrants exercised	3,393,912	428,650			-	-	428,650
Fair value of warrants exercised	-	115,502		(44,164)	-	-	71,338
Net loss and comprehensive loss	-	-		-	-	(416,078)	(416,078)
Balance at January 31, 2013	141,791,584	$55,478,543	$20,167	$26,851,352	$1,557	$(82,971,402)	$(619,783)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a corporation incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company currently operates as a developer of magnetic sensor technology and applications of this technology. The Company has not generated revenue through January 31, 2013 and is devoting substantially all of its efforts to the development of its technologies.

These condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the further development of the Company’s technologies in conjunction with various strategic development partners.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These condensed consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on March 29, 2013.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

2.	GOING CONCERN

These condensed consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to adverse conditions and events that cast significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the three months ending January 31, 2013, the Company reported a net loss and comprehensive loss of $416,078 (2012: $24,327) a working capital deficiency (current assets less current liabilities excluding derivative warrant liability) of $683,227 and negative cash flow from operations of $613,926 (2012: 416,029).

The Company continues to focus its development efforts on existing projects in order to develop commercial applications for these projects. It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic bridge loans.

The condensed consolidated financial statements do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the “going concern” assumption were not appropriate for these condensed consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

3.	BASIS OF PRESENTATION

a)	Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

b)	Basis of measurement:

The condensed consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

c)	Functional and presentation currency:

These condensed consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

d)	Use of estimates and judgments:

The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated financial statements follow the same accounting policies and methods of application as set out in the audited consolidated financial statements for the year ended October 31, 2012. These statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2012.

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for future accounting periods. The standards impacted that are applicable to the Company are as follows:

a)

IFRS 9 – Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments – Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories:

  Amortized cost and

  Fair value through profit and loss

IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through earnings or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in earnings; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted.

b)

IFRS 10 – Condensed consolidated financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain live entertainment from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

c)

IFRS 11 – Joint Arrangements, requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC- 13, Jointly Controlled Entities—Nonmonetary Contributions by Venturers.

This standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

d)

IFRS 12 – Disclosure of Interests in Other Entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with early adoption permitted.

e)

IFRS 13 – Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted.

f)

In addition, there have been amendments to existing standards including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non - condensed consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted provided that IFRS 10, IFRS 11 and IFRS 12 are adopted at the same time.

The Company is currently assessing the impact of the above standards.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

6.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. The Company and the private Company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

a)	Maturity date of September 30, 2010.

b)	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

c)	Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2012 the balance outstanding was $101,853 and this amount has been fully reserved. The Company served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement and has received judgment in its favor during the year ended October 31, 2012. The Company continues to pursue collection of this fully reserved note. The outstanding balance of principal and interest at January 31, 2013 is $106,512 which is fully reserved.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

7.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

Cost

At November 1, 2011	$646,606
Net additions	71,557
Year ended October 31, 2012	$718,163

At November 1, 2012	$718,163
Net additions	160,745
Three months ended January 31, 2013	$878,908

8.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in future.

There were no additions to intangible assets during the period ending January 31, 2013 (2012- nil).

The Company reported additions of $5,241 to patents during the quarter ended January 31, 2013 (2012-$26,650).

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

9.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of		Amount
	Shares	$

Balance at October 31, 2011	116,149,718		$51,774,555

Private placement of units for cash (Note 15)	6,344,899		1,040,899
Warrants exercised	12,075,858		1,499,713
Warrants issued on private placements (Note 15)	-		(356,364)
Fair value of warrants exercised	-		558,993
Share issued on conversion of bridge loans (Note 16)	1,860,080		226,900
Financing costs	-		(16,457)
Balance at October 31, 2012	136,430,555		$54,728,239

Private placement of units for cash (Note 15)	1,967,117		316,373
Warrants exercised	3,393,912		428,650
Warrants issued on private placements (Note 15)	-		(110,221)
Fair value of warrants exercised	-		115,502
Balance at January 31, 2013	141,791,584		$55,478,543

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

9.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’)

b)	Stock Options

A summary of the status of the Company’s fixed stock option plan through January 31, 2013 and changes during the periods is as follows:

	Options	Weighted average
	(000)	exercise price
Outstanding, November 01, 2011	11,175	0.47
Granted	2,000	0.35
Expired	(540)	(44)
Forfeited	(2,720)	(1.20)
Outstanding, October 31, 2012	9,915	0.24
Granted	1,090	0.30
Expired	(610)	(0.40)
Outstanding, January 31, 2013	10,395	0.24

During the period ended January 31, 2013 the Company issued a total of 1,090,000 (2012 – nil) stock options to officers, directors and employees. The Company has the following stock options outstanding at January 31, 2013:

Date of issue	# Issued	Strike Price	Expiry Date

April 5, 2011	125,000	0.35	April 5, 2016
October 31, 2011	7,275,000	0.20	October 31, 2016
April 10, 2012	1,905,000	0.35	April 10, 2017
January 22, 2013	1,090,000	0.30	January 22, 2018
	10,395,000

For the three months ended January 31, 2013 the Company recorded a total expense of $168,386 (2012: $-nil) with respect to the issuance of these options, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

10.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

a)	Private Placements

In the quarter ended January 31, 2013 the Company completed private placement financings pursuant to prospectus and registration exemptions set forth in applicable securities law:

	Three Months
	January 31,2013	January 31,2012

Common shares issued	1,967,117	2,005,022
Warrants issued	1,967,117	2,005,022
Proceeds realized	$317,198	$214,478

In the quarter ended January 31, 2013 the Company realized proceeds of $428,650 from the exercise of 3,393,912 common share purchase warrants. (2012 - $Nil proceeds realized).

b)	Derivative Warrant Liability

The following summarizes the change in derivative warrant liability:

	January 31,	October 31,
	2013	2012
Balance, beginning of period	$1,061,544	$1,178,691
Fair value assigned in warrants in units issuances	110,221	289,367
Fair value assigned in warrants extended	194,368	963,896
Fair value assigned to warrants issued on settlements of debt	-	306,061
Fair value transferred to share capital for warrants exercised	(71,338)	(348,948)
(Gain) loss on revaluation of warrants	(313,001)	(1,327,523)
	$981,794	$1,061,544

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

10.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

c)	Share Purchase Warrants

A summary of the outstanding common share purchase warrants and the changes during the period is as follows:

		Weighted
		average exercise	Proceeds
	Warrants	price	Realized

Balance outstanding at October 31,2011	26,672,637	$0.23
Exercised	(12,075,858)	$(0.12)	1,499,713
Expired	(3,108,792)	$(0.15)
Granted	8,204,981	$0.19
Balance outstanding at October 31, 2012	19,692,968	$0.23	-
Exercised	(3,393,912)	$0.13	428,650
Expired	-	-	-
Granted	1,967,117	$0.16	-
Balance at January 31, 2013	18,266,173	$0.29

The weighted average share price on the date of exercise was $0.13 (2012 - $0.12) .

11.	BRIDGE LOANS

(a)

On December 2, 2011, the Company secured $285,000 CDN of bridge loans from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $0.12 USD per unit. Each unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loan was extended on a month to month basis in July 2012.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

11.	BRIDGE LOANS (Cont’d)

(b)

On September 4, 2012, the Company secured $125,000 CDN of bridge loans from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holders’ option at $0.18 CDN per share. Each unit, upon conversion, includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.22 CDN.

The outstanding bridge loans at October 31, 2012 are summarized as follows:

	Loan	Loan	Total

Principal	284,514	81,194	365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	62,403	4,816	67,219
Interest Paid	(56,903)	-	(56,903)
Accretion Expense	1,557	26,161	27,718
Gain on revaluation of embedded derivative	-	(4,101)	(4,101)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Carrying value @ October 31, 2012	290,014	152,920	442,934

The outstanding bridge loans at January 31, 2013 are summarized as follows:

	Loan	Loan	Total

Principal	284,514	81,194	365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	79,474	12,589	92,063
Interest Paid	(73,974)	-	(73,974)
Accretion Expense	1,557	39,234	40,791
Gain on revaluation of embedded derivative	-	(3,586)	(3,586)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Carrying value @ January 31, 2013	290,014	174,281	464,295

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

12.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2012	25,986,276

Stock based compensation expense relating to stock options issued Note 14)	430,856
Common share purchase warrants
(a) Issued	66,997
(b) Extended	358,983
Fair value of warrants exercised	(208,935)
Balance at October 31, 2012	26,634,177

Stock based compensation expense relating to stock options issued (Note 14)	168,386
Common share purchase warrants
(a) Issued	-
(b) Extended	92,953
Fair value of warrants exercised	(44,164)
Balance at January 31, 2013	26,851,352

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

13.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $20.0 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2012 the tax losses expire as follows:

		Other
	Canada	foreign	Total
2014	$978,133	$-	$978,133
2015	3,212,751	-	3,212,751
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,403,497	5,254	2,408,751
2027	2,021,152	3,459	2,024,611
2028	10,483	55,519	66,002
2029	2,067,331	463,610	2,530,941
2030	2,794,877	1,471,700	4,266,577
2031	1,683,826	421,724	2,105,550
2032	1,991,469	382,177	2,373,646

	$17,163,519	$2,834,882	$19,998,401

In addition the Company has available capital loss carry forwards of approximately $1.7 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

14.	EXPENSES Administration

The components of general and administration expenses are as follows ($000):

	2013	2012
General and administrative	23	12
Rent and occupancy cost	23	34
Interest income	(5)	(5)
Interest expense	25	15
Accretion expense	13	1
Office insurance	16	18
Telephone	5	4
Investor relations, listing and filling fees	20	11
	120	90

Professional, other fees and salaries

The components of professional, other fees and salaries expenses are as follows ($000):

	2013	2012
Professional fees	38	51
Consulting fees	203	176
Salaries and benefits	88	98
	329	325

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

15.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

(a)	Chairman:

In January 2011, the Board of Directors extended the Chairman’s contract on a month to month basis reflecting annual compensation amount of $150,000 CDN.

In the quarter ending January 31, 2013 the Chairman was awarded a total of 75,000 options at a strike price of $.30 per share (2012: Nil).

The total compensation paid to the Chairman during the quarter ended January 31 is summarized as follows:

		Stock Based
		Compensation
	Cash Compensation	Expense
	$	$
2013	37,678	11,586
2012	37,218	-

(b)	Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the quarter ended January 31, as follows.

		Stock Based
		Compensation
	Cash Compensation	Expense
	$	$
2013	142,387	23,172
2012	158,483	-

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

16.	COMMITMENTS

(a)	License Agreement:

Reference should be made to the License Agreement disclosures in the audited consolidated financial statements as of October 31, 2012. The license was executed in 2005 between the Company and the University of Toronto and the Ontario Centres of Excellence. The Company is committed to royalties of up to $1 million based on future revenues that it may receive relating to certain technology that was developed by the Company in conjunction with the University of Toronto. To date, the Company reports nil revenues and no liability under the license agreement.

(b)	Operating Leases:

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments for this premise are as follows:

Less than 1 year	$47,000
2-5 years	164,600
More than 5 years	-
$211,600

17.	CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

18.	FINANCIAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

(b)	Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in a net liabilities position. Management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

The condensed consolidated financial statements include balances that are denominated in Canadian dollars as follows:

	2013	2012

Cash and cash equivalents	$212,373	$10,643
Deposits and other receivables	130,925	67,605
Accounts payable and accrued liabilities	178,969	632,135
Bridge loan	202,771	100,783

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

18.	FINANCIAL RISK MANAGEMENT (Cont’d)

(b)	Market Risk: (Cont’d)

ii.	Foreign Exchange Risk:

A 10% strengthening of the US dollar against the Canadian dollar would have increased the net equity by approximately $3,000 (2012 – approximately $71,000) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect.

iii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is exposed to interest price risk on its interest bearing bridge loans as the interest rate is fixed.

(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at January 31, 2013.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the three months ended January 31, 2013 and 2012

18.	FINANCIAL RISK MANAGEMENT (Cont’d)

(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at January 31, 2013, the Company reports a working capital deficiency of $683,227 (measured as current assets less current liabilities excluding the derivative warrant liability) and has certain financial commitments (Notes 16 and 17), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

19.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

20.	SUBSEQUENT EVENTS

The Company reports the following as subsequent events:

i)

The Company issued 3,803,654 common shares via unit private placements and received proceeds of $609,585. Each unit consisted of one common share at an average price of $0.16 per share and one common share purchase warrant at an average strike price of $0.22 per warrant. The common share purchase warrants issued expire in 12 months from the date of issuance.

ii)	The Company received proceeds of $115,000 from the exercise of 743,334 common share purchase warrants.

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